UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 FORM 10 - SB/A(2)


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
          Under Section 12(b) or (g) of the Securities Exchange Act of
                                      1934


                        The Regency Group Limited, Inc.
                 (Name of Small Business Issuer in its charter)

                                     Nevada
        (State or other jurisdiction of  incorporation or organization)

                                   88-0416790
                    (I.R.S. Employer Identification Number)

                201 Lomas Santa Fe, Suite 340, Solona Beach, CA
                    (Address of principal executive offices)
                                     92075
                                   (zip code)

                   Issuer's telephone number:  (760) 431-1001

          Securities to be registered under section 12(b) of the Act:

           Title of Each Class         Name on each exchange on which
           to be so registered         each class is to be registered

           ___________________         _______________________
           ___________________         _______________________

          Securities to be registered under section 12(g) of the Act:


    Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 4,618,750 issued and outstanding as of April 7, 1999.

          TABLE OF CONTENTS
                                                             Page
Part I                                                        3
Item 1.  Description of Business                              3
Item 2.  Management's Discussion and Analysis or Plan of
         Operation                                            9
Item 3.  Description of Property                             10
Item 4.  Security Ownership of Management and Others and
         Certain Security Holders                            10
Item 5.  Directors, Executives, Officers and Significant
         Employees                                           11
Item 6.  Executive Compensation                              13
Item 7.  Certain Relationships and Related Transactions      13

Part II                                                      14
Item 1.  Legal Proceedings                                   14
Item 2.  Market for Common Equity and Related Stockholder
         Matters                                             14
Item 3.  Recent Sales of Unregistered Securities             15
Item 4.  Description of Securities                           15
Item 5.  Indemnification of Directors and Officers           16

Part F/S                                                     18
Item 1.  Financial Statements                                18
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure                 18

Part III                                                     19
Item 1.  Index to Exhibits                                   19
Item 2.  Description of Exhibits                             22


                                     Part I

Item 1.Description of Business

A. Business Development and Summary

The Regency Group Limited, Inc. ("RGLI" or the "Company"), a Nevada corporation incorporated on February 1, 1999, is a developmental stage company with a principal business objective to become a leading online information and marketing services firm. The Company seeks to offer its corporate clients the ability to gain maximum exposure via the Internet. As an online corporate marketing services firm, the Company believes it can assist corporations in enhancing product exposure and improving profitability for their online sales division. At the time of this filing, the Company has limited business operations and no regular revenues. Activities to date have been limited primarily to organization, initial capitalization, finding and securing an appropriate, experienced management team and board of directors, development of a business plan, purchase and installation of computer servers, and initial web site development.

At the time of this filing, the Company has two products that it plans to offer to its customers once the development and testing of its web site is completed:

* Market Find-R - A software package that integrates database development tools with automated Internet research capabilities. This package would allow users to identify Internet search engines most relevant to their interests, and to submit reference information to such engines automatically.

*  Market Mine-R - An e-commerce / shopping cart technology package.

In addition to its products, the company will offer its clients the following services: web-site hosting and maintenance, database development and maintenance, and operation of web-based "store fronts" (selling of merchandise and collection of payments). Since the Company's designated promotion and advertising tool is its future web site, the Company is delaying the offering of these services until the web site is fully functional.

The Company intends to use technology to deliver an outstanding service offering and to achieve the significant economies inherent in the online store model.
The Company's strategy is to pursue strategic acquisitions and alliances, exploit international opportunities, promote repeat purchases, attract, train and retain employees, build strong brand recognition, customer loyalty and supplier relationships, while creating an economic model that is superior to that of the capital and personnel-intensive direct response marketing industry.

Regency intends on providing a new category of professional services called eBusiness systems innovation. eBusinesses are businesses that employ the reach and efficiency of the Internet to enable companies strengthen relationships with customers and business partners, create new revenue opportunities, reduce costs, improve operating efficiencies, shorten cycle times and improve communications. As an eBusiness systems innovator, we will provide integrated eBusiness strategy and technology implementation services to clients who are creating eBusinesses or are rethinking or expanding their existing businesses to integrate eBusiness capabilities. These services will include strategy consulting, customer experience design, systems architecture, and application and technology infrastructure development. We intend to provide a framework for each stage of a client's Internet strategy from helping the client conceive its strategy to designing, engineering and extending its eBusiness. We believe that our approach will allow us to deliver reliable, robust, secure, scalable and extensible eBusiness systems solutions and innovation in rapid time.

Regency believes that most companies seeking to build or enhance their eBusiness capabilities require a professional services provider -eBusiness systems innovator -- with a broad range of integrated capabilities. Such a service provider must provide strategic industry insights combined with extensive technological skills to create applications, technology infrastructure and business systems that are reliable, robust, secure, scalable and extensible. Moreover, it must have a structured approach and the skills necessary to achieve the rapid innovation and deployment of eBusinesses demanded by today's competitive marketplace. Such a skill set must include the ability to understand and integrate a wide spectrum of technologies. Regency intends to use its resources and expertise to become such an eBusiness systems innovator.

Regency will provide the integrated services required to rapidly design, build and improve eBusinesses. We will provide strategy consulting that combines expertise in eBusiness with market-specific knowledge in order to produce a combined business and technology strategy for our clients. We will also design and build applications and technology infrastructure that support a wide variety of eBusiness functions. We believe that we have a set of integrated skills that will enable our clients to create or enhance competitive eBusinesses in rapid timeframes.

Regency's objective is to build a strong position as an eBusiness systems innovator. Our strategies for achieving that objective are as follows:

Secure Outstanding Innovative Professionals

We will place a strong focus on attracting, hiring, developing and retaining outstanding professionals. We will focus on maintaining a one-firm culture that fosters innovation and emphasizes professional development.


Target Potential Clients Through Market-Specific Business Units.

Our marketing and sales strategy will include targeting potential clients through market-specific business units that operate globally.


Establish  Global Presence to Support Emerging eBusiness Leaders.

In order to better serve the needs of enterprises operating on a worldwide basis, we intend to expand our geographic presence within the United States and abroad.


Refine the Regency Strategy and Knowledge Management.

In order to capture, upgrade and refine our intellectual capital, including the Regency Strategy, we intend to invest in our knowledge management processes and systems. We believe that these processes and systems will allow us to use our intellectual capital in order to accelerate the delivery of our services, reduce our costs and leverage our industry expertise.


Competition from Bigger, More Established Competitors Who Have Greater Financial Resources Could Result in Price Reductions, Reduced Profitability and Loss of Market Share

Despite the Company's assessment of the viability of this business plan, it must be noted that there can be no assurance of success. Competition in the eBusiness services market is intense. If we fail to compete successfully against future competitors, our business, financial condition and operating results would be seriously harmed. We will compete against companies selling electronic commerce software and services, and the in-house development efforts of companies seeking to engage in electronic commerce. We expect competition to persist and intensify in the future. We cannot be certain that we will be able to compete successfully with existing or new competitors. Because relatively low barriers to entry characterize our market, we also expect other companies to enter our market. We expect that competition will continue to intensify and increase in the future. Some large information technology consulting firms have announced that they will focus more resources on eBusiness opportunities. Because we will contract with our clients on an engagement-by-engagement basis, we will compete for engagements at each stage of our methodology. There is no guarantee that we will be retained by our existing or future clients on later stages of work.


Services

We will offer professional services to build and enhance eBusinesses. These services will include strategy consulting, customer experience design, systems architecture, and application and technology infrastructure development. Recognizing that all clients have different needs at different times, we will use our proprietary methodology, the Regency Approach, to customize our service offerings based on each client's requirements. The following descriptions highlight the primary services that we will offer.

   Strategy Consulting.

   We will work with clients to tailor an eBusiness strategy designed to provide them with a measurable competitive advantage in a short timeframe. Our goal is to leverage the industry experience and knowledge base of our professionals along with the experiences of our clients' senior executives to formulate innovative, executable and flexible eBusiness strategies.

   Customer Experience Design.

   Regency will develop user interface designs for clients. Because Regency considers the user interface to be more than just visual design, we will incorporate our abilities in information architecture, user interface engineering, editorial services and usability research to develop systems with innovative customer experiences. In addition to offering these services directly to our clients, Regency also will partner with third- party design firms to achieve our clients' specific visual design requirements. At the time of this filing, however no agreements or specific plans to enter into agreements with third-party design firms exist.

   Systems Architecture.

   Using the Internet technologies, we will architect and design eBusiness applications and technology infrastructure for clients in rapid timeframes. We will offer application designs that range from intranet solutions to complex business-to-business and business-to-consumer innovations. Recognizing that the technical infrastructure becomes the foundation for any future application development, our technology infrastructure design services will focus on enabling eBusiness applications to be reliable, robust, secure, scalable and extensible.

   Application and Technology Infrastructure Development.

   We will build and implement innovative eBusiness applications and technology infrastructure that take into account the current and future business needs of our clients. We recognize that new types of communications devices are proliferating, network usage is expanding, and the future of eBusiness will be dependent upon the development and integration of a variety of technologies. We will build applications and technology infrastructure to be able to accommodate these changes in the eBusiness environment. Our applications and technology infrastructure development services will utilize our capabilities in application software, networks, systems, security and infrastructure architecture. Regency will develop applications and technology infrastructure to be robust and to serve as the foundation for eBusiness innovations that can link to existing systems and technologies. We intend in the near future to offer our clients, upon completion of engagements with them, services to help them extend, enhance and innovate their eBusinesses. These services will draw from all of our major competencies in order to provide our clients with iterative innovation in all aspects of their eBusiness implementations. To date, however, we have not been engaged to provide these services for a client.



B. Business of Issuer

(1)Principal Products and Services and Principal Markets

At the time of this filing, the Company has limited business operations. Activities to date have been limited primarily to organization, initial capitalization, finding and securing an appropriate, experienced management team and board of directors, development of a business plan, purchase and installation of computer servers, and initial web site development.

The Company has two products that it will offer to its customers via its web site: Market Find-R (a database development and positioning software package) and Market Mine-R (an e-commerce / shopping cart technology package). In addition to its products, the company will offer its clients the following services: web-site hosting and maintenance, database development and maintenance, and operation of web-based "store fronts" (selling of merchandise and collection of payments).

The Company's future web site may feature:

     1. Database discovery and positioning programs and applications.
     2. Web site positioning programs.
     3. Database development programs.
     4. Web site creation/adaptation software and applications.
     5. E-commerce ("shopping cart") software.
     6. Secure transactions capability.
     7. E-mail server capability.
     8. Mail-merge capability.
     9. Web site traffic/tracking capability.

The Company was organized to capitalize on the opportunity for online direct sales for any company's products and/or services. The Company believes that it can offer marketing services that are more efficient than the traditional direct-response marketing and, therefore, more suitable for online commerce.
The basis for this belief is market-reach and cost-saving opportunities that online marketing presents to companies: online marketing allows to reach potential customers worldwide while savings on labor, printing, telephone, and mailing costs. As an online, Internet market support services firm, the Regency Group Limited, Inc. can help any existing company to serve a large and global market through centralized distribution and operations. Further, every existing corporation that contracts with the Regency Group Limited, Inc. will have the prospect of increasing its sales volume without the unnecessary weight and bulk of extra personnel or unneeded overhead.

The Company believes it can succeed in the market for online marketing services despite a large number of existing and potential competitors. The Company will inevitably imitate many practices of more successful firms operating in this market. However, competitive advantages of the Company would arise from developing market. The Company believes that opportunities still exist for smaller players in this industry and the Company's success will depend on identifying such opportunities. There is, nonetheless, no assurance that the Company's evaluation of the market conditions is accurate, and the Company's success is in no way guaranteed. The Company believes that the key operating advantages of its business model are:

Online Store Economics

As an Internet-only marketing services firm, the Company seeks structural economic advantages relative to traditional retailers including: (i) low-cost and essentially unlimited "shelf space," (ii) flexible advertising and affordable merchandising opportunities, (iii) lower personnel requirements, (iv) technology and systems that can serve a fast- growing customer base at low or no additional cost for additional customers, and (v) the ability to serve a worldwide customer base from a single, domestic location. The Company's costs of developing its Web site, content, marketing campaigns, and technology will be largely independent of the volume of sales. Therefore, a growing global sales base will result in substantial economies of scale, which, the Company believes, should enable it to achieve greater operating margins compared to traditional marketing methods.

Global Customer Base

Management believes that the Internet's global reach will allow the Company to reach a broad base of customers in international, rural or other locations that cannot support large- scale physical locations. In addition, the Company intends to provide portions of the Web site translated into foreign languages and accessibility to the site 24 hours a day, seven days a week, enabling the Company to offer the same retail experience to customers around the world. However, at the time of this filing, the Company does not have any specific plans or estimates of costs as applies to such translation.

Customer Service

At the time of this filing, the Company does not have any staff, tools, or procedures available and designated to provide customer service. The following describes the Company's intentions that will be planned in detail and implemented at a future date.

The Company intends to make product and order tracking information available on the Company's Web site. In addition, the Company plans to provide pre- and post-sales support via both e-mail and toll-free telephone service. Although the Company expects a significant portion of its orders to be placed directly on the Web, the Company also intends to allow customers to contact the Company to obtain guidance for product selection, obtain product information and availability and, if they wish, place orders. Once an order is made, the Company intends to provide customers with the ability to view order tracking information on the Web or contact the Company's customer service department to obtain the status of their order and, when necessary, resolve order and product questions. The Company intends to hire and train sales and customer service representatives to provide service support via telephone and email.

Low-Cost, Alternative Distribution Channel for Manufacturers

The Company believes it will be able to offer existing corporations a direct, low-cost online information and marketing services channel. In contrast to physical location-based marketers that often charge for shelf space, the Company plans to carry all of its products free of charge. In addition, the Company seeks to offer manufacturers special merchandising opportunities, such as bundling of products and advance demand information on further product introductions, at very low or no cost. Management believes that these programs can be introduced with minimal lead-time because of the flexibility of the Internet as a marketing medium in publishing and disseminating new information.

The Company's business will inevitably imitate practices of other Internet-based marketers. Therefore, there is no assurance that the Company will attract a sufficient number of customers and survive in this competitive market.

(2)Distribution Methods of the Products or Services

In an effort to become the leading global Internet marketing and information services firm, the Company plans to pursue a strategy consisting of the following key elements:

Create Customer Loyalty

The Company's goal is to become the authoritative source for technology-based marketing services by delivering to its customers the benefits of online commerce and by maintaining customer focus. When the Company commences regular business operations, it intends to win customer loyalty by offering its customers secure transactions, high-quality products, a high level of customer support, competitive pricing, and personalized services. The Company will make its web site simple to navigate and search.

Build Strong Brand Recognition

The Company believes that name recognition is an important advantage in the marketing services industry. The Company's objective is to brand itself as the primary database development and information marketing firm in the nation. To maximize customer awareness, expand its customer base cost effectively and avoid reliance on any one source of customers, the Company will seek to build brand recognition through multiple marketing channels, including, but not limited to:
(i) alliances with major Internet portal sites, (ii) web-based and traditional advertising, (iii) linking and affiliate programs and (iv) direct online marketing. However, at the time of this filing, the Company is not and has no immediate plans to be part to any negotiations or agreements that would effect the above brand recognition program.

Take Advantage of the Internet Technology to Enhance Business Impact

The Company intends to use personalized e-mails, newsletters, and store advertising to target its content and promotions. The Company will also rely on the Internet to lower transaction costs through (i) the automation of customer service functions such as automated e-mail responses and online in-stock status and (ii) product management such as using automation to update the product database and create upsells and links to product reviews. At the time of this filing, however, the realization of the plans discussed in this section has been limited to the installation of computer servers and operating software and the initial development of the Company's web site.

Exploit International Market Opportunities

In the future, the Company intends to translate portions of its Web site into foreign languages and arrange rapid shipping to international destinations. This, the Company believes, will enable it to attract sales from foreign buyers. However, at the time of this filing, the Company does not have any specific plans or estimates of costs as applies to such translation.

The Company believes that the Web offers a unique opportunity for marketing goods and services internationally. The Company believes that the international marketplace is fragmented and the efficient market size for many products and services exceeds the size of the domestic market. Management believes that Internet retailers have key advantages internationally because they are not encumbered with inefficient, international distribution mechanisms that lead to higher prices and lack of product breadth and depth. For example, the Company believes that location-based retailers are typically prohibited from shipping products internationally because of limitations set forth in marketing and cooperative advertising agreements they sign with product manufacturers.

Just like in the domestic market, the Company will face competition from Internet-based companies internationally. Inevitably, the Company will imitate practices of its competitors. In order to succeed, the Company will try to identify and develop niches in the international online services market. There is, however, no assurance that the Company's evaluation of the market conditions is accurate, and the Company's success is in no way guaranteed.

Pursue Strategic Acquisitions and Alliances

At the time of this filing, the company has no specific acquisition or alliance plans, no established criteria for acquisitions or alliances, and no identified candidates for acquisitions or alliances. No assurance can be given that any future acquisitions or alliances will be effected, or if effected, will be successful. However, the Company believes that there are opportunities to acquire or establish strategic alliances with other businesses with established bases, compatible operations, experience with Internet services and technologies, and experienced management. The Company believes that such acquisitions or alliances, if successful, may result in synergistic opportunities and increase the Company's revenue and income growth. The Company plans to seek acquisitions and alliances that may provide all participants with complementary technology, expertise, or access to certain markets.

At the time of this filing, the Company does not have the funds to pursue acquisitions. Nonetheless, the Company believes that, once it is fully reporting and its stock is publicly trading, it would be able to attract funds through future stock offerings. However, there could be no assurance at any time that the Company would be able to raise any funds through an offering of its stock.

(3)Status of Any Announced New Product or Service

The Company has limited operating history. The Company was organized on February 1, 1999. Activities to date have been limited primarily to organization, initial capitalization, finding and securing an appropriate, experienced management team and board of directors, the development of a business plan, and commencing with initial operational plans.

As of April 7, 1999, the Company has developed a business plan, recruited and retained a CEO, and established what steps need to be taken to achieve the results set forth in this Registration Statement. As a start-up and development stage company, the Company has no new products or services to announce.

At the time of this filing, the Company has two products that it plans to offer to its customers once the development and testing of its web site is completed:

* Market Find-R - A software package that integrates database development tools with automated Internet research capabilities.
   This package would allow users to identify Internet search engines most relevant to their interests, and to submit reference information to such engines automatically.

* Market Mine-R - An e-commerce / shopping cart technology package.

In addition to its products, the company will offer its clients the following services: web-site hosting and maintenance, database development and maintenance, and operation of web-based "store fronts" (selling of merchandise and collection of payments). Since the Company's designated promotion and advertising tool is its future web site, the Company is delaying the offering of these services until the web site is fully functional.



(4)Industry Background

Growth of the Internet and Online Commerce

The Internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. The Company believes that growth in Internet usage and Web commerce has been fueled by a number of factors including: (i) a large and growing installed base of PCs in the workplace and home, (ii) advances in the performance and speed of PCs and modems, (iii) improvements in network infrastructure, (iv) easier and cheaper access to the Internet and (v) increased awareness of the Internet among businesses and consumers. The Internet possesses a number of unique characteristics that differentiate it from traditional media: users communicate or access information without geographic or temporal limitations; users access dynamic and interactive content on a real-time basis; and users communicate and interact instantaneously with a single individual or with entire groups of individuals. As a result of these characteristics, Web usage is expected to continue to grow rapidly. As the number of users has grown, retailers have been attracted to the Internet as a medium for reaching millions of consumers at low cost. The growing adoption of the Web represents an enormous opportunity for businesses to conduct commerce over the Internet.

The increasing functionality, accessibility and overall usage of the Internet and online services have made them an attractive commercial medium. The Internet and other online services are evolving into a unique sales and marketing channel, just as retail stores, mail-order catalogs and television shopping have done. Online retailers can interact directly with customers by frequently adjusting their featured selections, editorial insights, sales interfaces, pricing and visual presentations. The minimal cost to publish on the Web, the ability to reach and serve a large and global group of customers electronically from a central location, and the potential for personalized low-cost customer interaction provide additional economic benefits for online retailers. Unlike traditional retail channels, online retailers do not have the burdensome costs of managing and maintaining a significant retail store infrastructure or the continuous printing and mailing costs of catalog marketing. Because of these advantages over traditional retailers, online retailers have the potential to build large, global customer bases quickly and to achieve superior economic returns over the long term. An increasingly broad base of products is being sold successfully online, including computers, travel services, brokerage services, automobiles and music.

The Internet has emerged as a fundamental opportunity to transform the way business is conducted, joining the telephone, paper-based communication and face-to-face interaction as one of the primary means of doing business. Initially, companies used the Internet as a means of advertising or promoting their businesses. Typically they published web sites with "read only," brochure-like information that was intended to enhance internal and external communications. Companies either used their own internal design and information technology resources or hired online advertising agencies and web design firms to develop and deploy their initial web sites.

Businesses quickly recognized the Internet's potential, beyond "brochure-ware," to enhance their ability to attract and serve clients. Thus, the next stage in the adoption of the Internet as a business medium typically involved the construction of systems that enabled limited types of transactions to be conducted over the Internet or that focused on improvements in procurement and distribution. At this stage, companies generally viewed the Internet primarily as another channel or adjunct to their core business. In order to build these sorts of electronic business systems, companies were required to shift their focus from simple web design to the integration of client/server applications with those systems. As internal information technology, or IT, departments often lacked the resources or capabilities to build these systems, firms increasingly began to hire traditional IT services firms focused on the integration of client/server systems to complement the services of web design firms.

Today, many companies are recognizing that the Internet offers even greater potential for enhancing or defending competitive positions. These companies understand that the Internet is not simply going to play an ancillary role in business, but is going to redefine the key determinants of business success and the way business is conducted. This understanding has led to the emergence of a new business model, known as eBusiness. eBusiness employs the reach and efficiency of the Internet to enable companies to strengthen relationships with customers and business partners, create new revenue opportunities, reduce costs, improve operating efficiencies, shorten cycle times and improve communications.

The emergence of eBusiness is significant for virtually all companies regardless of industry or location. In many industries, physical or capital assets are becoming less important as barriers to entry. The increasingly interconnected world, in which the Internet and other technologies create the potential to link any communication device to any other, is reducing the effect of geographic barriers, providing access to the best prices worldwide and challenging the way many businesses have historically competed. Competition can come from new, unexpected sources, in addition to traditional ones. The ability to differentiate products or services and to price advantageously is greatly reduced as the consumer is given more information, choice and power.

In light of all of these factors, many new and established companies are rethinking, expanding or creating their businesses to integrate eBusiness capabilities. They are doing so with the recognition that establishing and maintaining customer relationships are increasingly important to success. In addition, as the advantage of being a first mover becomes increasingly clear, new and existing businesses are eager to establish eBusinesses in rapid timeframes, with cost being a secondary consideration. Thus, a continued focus on rapid innovation will be critical as more eBusinesses emerge and the nature of competition continues to evolve.

In order to develop and implement a successful eBusiness capability in the required timeframe, companies are increasingly hiring outside service providers to augment internal resources. However, many companies find that existing service providers, such as web design firms and traditional IT service firms, are not well suited to address the broad range of challenges posed by eBusiness. Web design firms typically focus on user interfaces and front-end design and do not offer a broad scope of expertise for rapid development and deployment of innovative eBusiness systems and capabilities. Traditional IT service firms are currently focused primarily on legacy systems enhancements, Year 2000 compliance and the implementation of traditional business applications. Their methodology for delivery is focused on client/server application development, which is not conducive to short development cycles and methods required for eBusiness. Hence, they have not cultivated the skills necessary to design and implement eBusiness systems in a timeframe consistent with market requirements.

Companies that are seeking to build or enhance their eBusiness capabilities require a professional services provider that has developed a broad range of integrated capabilities. Such a services provider must provide strategic industry insights combined with extensive technological skills to create infrastructure, applications and business systems that are reliable, robust, secure, scalable and extensible. Moreover, it must have a structured approach and the skills necessary to achieve the rapid innovation and deployment of eBusinesses. Such a services firm must be able to understand and integrate a wide spectrum of technologies. In short, Regency believes that there is a growing need for a new category of services providers called eBusiness systems innovators.

Traditional Marketing Methods

The Company believes it can establish a stronger competitive position than that of companies employing traditional marketing methods. Traditional marketing methods offer potential customers several advantages, such as the ability to examine goods prior to purchase, receive service from a sales person, and easily return or exchange goods at a physical location. However, several characteristics of the traditional marketing industry have created inefficiencies for all participants. Physical location-based marketers must make significant investments in inventory, real estate and personnel for each retail location. This capital and real-estate-intensive business model, among other things, limits the amount of inventory that each business can economically manage.

(5)Raw Materials and Suppliers

The Company is an online information and marketing services firm, and thus does not use raw materials or have any significant suppliers.

(6)Customers

The Company will provide information and marketing services and assist corporations in their ongoing search and need to bring maximum product exposure and maximum profitability for their online sales division. The Company plans to reach these customers via direct mail, telemarketing, the Internet and the referral process. As of the time of this filing, the Company is working on reaching its customers through expanding web presence.

The Company has yet to generate regular sales revenue. However, the Company does not anticipate that its revenues will be dependent on any one or even a few major customers once its regular revenues begin.

(7)Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company's success and ability to compete will be dependent in part on the protection of its potential trademarks, trade names, service marks and other proprietary rights. The Company intends to rely on trade secret and copyright laws to protect the intellectual property that it plans to develop, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop a service that are similar of superior to the Company's, or that third parties will not copy or otherwise obtain and use the Company's proprietary information without authorization.

In addition, in the course of ordinary business the Company may use third-party software, trademarks, or patents that has to be properly licensed. There can be no assurance that these third party licenses will be available or will continue to be available to the Company on acceptable terms or at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on the Company's business, financial condition or operating results. However, at the time of this filing, the requirements to use licensed software, trademarks, or patents have not been established; there are no specific plans or agreements that would require obtaining third-party licenses in the foreseeable future.

Policing unauthorized use of the Company's proprietary and other intellectual property rights could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against the Company or claim that certain of the Company's processes or features violates a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require the Company to enter into costly royalty or licensing arrangements to prevent the Company from using important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results.

(8)Regulation

The Company is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to access to online commerce. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have an adverse effect on the Company's business, prospects, financial condition and results of operations. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales tax, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

(9)Effect of Existing or Probable Government Regulations

The Company believes that the regulations governing the online information and marketing industry will not have a material effect on its operations as described elsewhere in this Registration Statement. However, various federal and state agencies may propose new legislation that may adversely affect the Company's business, financial condition and results of operations.

(10)Research and Development Activities

As of the time of this filing, the Company has incurred product development costs of $6389 that covered web site domain name registration fee and web site development costs. The Company does not anticipate incurring any further research and development costs through the fiscal and calendar year ending December 31, 1999.

(11)Impact of Environmental Laws

The Company is not aware of any federal, state or local environmental laws, which would effect its operations.

(12)Employees

As a start up company in the research and development phase - - in order to more prudently manage the Company's limited resources - the Company presently has no
(0) full time employees and three (3) part time employees. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

Item 2.  Management's Discussion and Analysis or Plan of Operation

A. Management's Plan of Operation

(1) In its initial approximately eight (8) month operating period ended September 30, 1999, the Company incurred a net loss of $114,688.20 for selling, general and administrative expenses related to start-up operations. The company financed its start-up operations with the proceeds of the following financing transactions: (1) on February 3, 1999, two (2) founding shareholders purchased 4,000,000 shares of the Company's authorized treasury stock for cash at book value; this original stock offering was made pursuant to Section 4(2) of the Securities Act of 1933, as amended; and (2) in April of 1999, the Company completed an offering of six hundred eighteen thousand seven hundred fifty (618,750) shares of the Common Stock of the Company to approximately thirty-two
(32) unaffiliated shareholders; this offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504 of the Act. The amount raised in the two financing transactions was $127,750. As of the date of this filing, the Company has four million six hundred eighteen thousand seven hundred fifty (4,618,750) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately thirty four (34) shareholders of record.

Management anticipates that the Company's funds at the time of this filing will be sufficient to provide the Company's capital needs for the next approximately six (6) months to twelve (12) months. This belief is based on the fact that the company has completed most capital-intensive projects, such as equipment purchases and set-up. Capital requirements in the next six (6) to (12) months will be limited to routine maintenance. However, with no current source of regular revenue, as disclosed in Note 3 to the accompanying Financial Statements, without realization of additional capital, it would be unlikely for the Company to continue as a going concern after that period. It is management's plan to seek additional capital through a State of Nevada registered public offering of securities pursuant to Chapter 90.490 of the Nevada revised statutes. There can be no assurance, however, that the company would be able to raise any funds through such offering. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

This is a development stage company. The Company believes that its initial revenues will be primarily dependent upon the Company's ability to cost-effectively and efficiently provide information and marketing services to companies seeking assistance and guidance to gain maximum exposure on the Internet. The Company designates as its priorities for the first six (6) to twelve (12) months of operations as developing and marketing its services to establish its operations in the information and marketing services market. In fulfillment of these plans, at the time of this filing, the Company has registered a domain name for its web site and is developing its web site.

Realization of sales of the Company's products, services and/or technology during the fiscal year ending December 31, 1999 is vital to its plan of operations. As disclosed above and in Note 3 to the accompanying Financial Statements, the Company's viability depends on internal and external financing. A failure to realize sales - the main source of internal financing - may also restrict access to sources of outside financing by making the Company unattractive to outside investors.

There can be no assurance that the Company will be able to compete successfully or that the competitive pressures the Company may face will not have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, a superior competitive technology, service or product could force the Company out of business.

As of the date of this filing, the Company has yet to generate any regular revenues. In addition, the Company may not generate regular revenues for the next six (6) to twelve (12) months.

(2)No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3)Management believes that the Company's future growth and success will be dependent on its ability to develop or acquire products and technology to meet the needs of its prospective customers. As the Company commences its operations, management will establish and attempt to fulfil the Company's personnel and equipment requirements as applies to product-development, product- and technology-research, and market-research tasks. However, the Company believes that the long-term success of its product offerings and technology will not require substantial research and development.

The Company has yet to incur any research and development costs from February 1, 1999 (date of inception) through April 7, 1999. In addition, the Company does not anticipate incurring any substantial research and development costs through the fiscal and calendar year ending December 31, 1999.

(4) The Company currently does not expect to purchase or sell any of its facilities or equipment.

(5)Management does not anticipate any significant changes in the number of employees over the next approximately six (6) to twelve (12) months.

B. Segment Data

As of September 30, 1999, the Company generated only $2,666 in sales revenue from a single source. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.Description of Property

A. Description of Property

The Company's corporate headquarters are located at 201 Lomas Santa Fe, Suite 340, Solona Beach, California 92075. The office space is provided by an officer and director of the Company at no cost to the Company. The Company does not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized by the Company.

B. Investment Policies

Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.Security Ownership of Management and Certain Security Holders

A. Security Ownership of Management and Certain Beneficial Owners

The following table sets forth certain information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group and (iv) each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

         SHAREHOLDERS
                                              Amount
Title  Name and Address                       of shares Percent
Of     of Beneficial                          held by   of
Class  Owner of Shares         Position       Owner     Class
------ ---------------------   -------------- --------- -------
Common H. Steven Bonenberger   President, CEO 1,960,000 42.44%
       201 Lomas Santa Fe
       Suite 340
       Solona Beach, CA 92075



Common Merrill Moses           Vice-President 2,040,000 44.17%
       201 Lomas Santa Fe
       Suite 340
       Solona Beach, CA 92075



Common All Executive Officers                 4,000,000 86.60%

       and Directors as a Group

       (3 Persons)




B.    Persons Sharing Ownership of Control of Shares

No person other than H. Steven Bonenberger or Merrill Moses owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.   Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D. Options, Warrants and Rights

There are no options, warrants or rights to purchase securities of the Company.

E. Parents of the Issuer

Under the definition of parent, as including any person or business entity that controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.Directors, Executive Officers and Significant Employees

A. Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:

         NAMES AND AGES OF OFFICERS
Name                         Age  Position

H. Steven Bonenberger        42   President, CEO

Merrill Moses                45   Director, Vice-President

Kathy Hedlund                42   Secretary, Treasurer


Mr. Bonenberger was appointed President and CEO of the Company on February 1, 1999.

Mr. Moses was appointed Vice-President and the sole Director of the Company on February 1, 1999.

Ms. Hedlund was appointed Secretary and Treasurer of the Company on February 1, 1999.

B. Work Experience

H. Steven Bonenberger, President, CEO - Mr. Bonenberger was born in St. Louis, Missouri. He received his formal education at SouthWest Baptist University in Bolivar, Missouri and earned degrees in Religious Studies and Psychology. Mr. Bonenberger brings to the Company expertise in the arenas of sales, marketing and public relations. During the five years prior to the filing, the only other company Mr. Bonenberger has worked for is The Financial Power Network, Inc (a sales and marketing company), for which he has been the CEO and President for more than 10 years. He has been responsible for creating awareness of clients' products and/or services in the target market, creating media campaigns to position products and/or services, and consulting clients' management on corporate identity issues.

Merrill Moses, Vice-President - A graduate of Brigham Young University with degrees in finance and business, Mr. Moses owned eight different restaurants by the age of 23, including holding the position of CEO and President at M&M Foods and M&M Enterprises. With skills including financial procurement, asset accounting, debt servicing, personnel management, and equity financing, Mr. Moses originated the Jiffy Lube franchise and an investment-banking firm.

In 1980, Mr. Moses created an independent oil company, Intercontinental Oil & Research (ICOR) which operated for ten years. In 1982, Merrill Moses formed Bonafied Financial Management (BFM), a financial planning corporation. BFM was created with the purpose of facilitating the accounting needs of ICOR and its mining subsidiary. Bonafied helped clients with investments dealing with tax advantage vehicles, Research and Development projects, the entertainment industry, a variety of profit partnerships, and oil and gas partnerships and mining production venues.

Mr. Moses began mortgage financing with a Real Estate license in Utah in 1983. For the next ten (10) years, he financed construction and commercial projects in three (3) states and two (2) countries with the accompanying secondary financing. Between 1989 and 1993, Mr. Moses created Caribou Mining and Exploration, operating the business as CEO and President. Caribou was a mining company operating a lead, silver, zinc and gold property in Northwest Nevada with ore reserves in the hundred million- dollar range. Cambridge Home Loans
(CHL) was created by Mr. Moses in 1994. He is the sole owner and serves as CEO and Senior Loan Officer. CHL was incorporated in 1997 and currently employs over 50 people.

Kathy Hedlund, Secretary/Treasurer - Ms. Hedlund has an extensive background in administrative work. For eighteen years she worked at Continental Lawyers Title, Inc. During that time, Ms. Hedlund served as the assistant to the Secretary of the corporation. During the last five years, Ms. Hedlund has been working at the Mission at San Louis Rey in Oceanside, California, where she has served as Administrative Assistant, Bookkeeper, and Accountant. She is currently the Director of Accounting operating all of the financial management systems for this non-profit corporation. Ms. Hedlund brings to the Company experience and expertise in various computer products such as word-processing, spreadsheet, and database management software.

C. Family Relationships

None - Not applicable.

D.    Involvement on Certain Material Legal Proceedings During the Last Five
      Years

(1)No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No director, officer or significant employee has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(3)No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.Executive Compensation

Remuneration of Directors and Executive Officers

The Company does not currently have employment agreements with its executive officers but expects to sign employment agreements with each in the next approximately six (6) months. The Company does not currently have a stock option plan. No executive officers of the Company prior to April 7, 1999 drew a formal salary from the Company. Once the Company begins to generate regular revenue, however, each executive officer is expected to draw the following annual compensation.

         COMPENSATION OF DIRECTORS

(1)  Name of Individual     Capacities in Which       Annual
     or Identity of Group   Remuneration was Recorded Compensation

     H. Steven Bonenberger  President, CEO            $75,000.00

     Merrill Moses          Vice-President            $24,000.00

     Kathy Hedlund          Secretary, Treasurer      $12,000.00


(2)Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from February 1, 1999 to April 7, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only director is its current executive officer who is already drawing a salary for the management of the Company.

Item 7.Certain Relationships and Related Transactions

On February 3, 1999, two (2) founding shareholders purchased 4,000,000 shares of the Company's authorized $.00l Par value treasury common stock for cash of $4,000 (book value). This original stock offering was made pursuant to Section 4(2) of the Securities Act of 1933, as amended.

                                    Part II

Item 1.Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 2.Market for Common Equity and Related Stockholder Matters

A. Market Information

(1)The common stock of the Company is currently not traded on the OTC Bulletin Board or any other formal or national securities exchange. Being a start-up company, there is no fiscal history to disclose.

(2)(i)There is currently no Common Stock that is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

(ii)There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

(iii)There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B. Holders

As of April 7, 1999, the Company had approximately 34 stockholders of record.

C. Dividend Policy

The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D. Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E. Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 3.Recent Sale of Unregistered Securities

On February 3, 1999, two (2) founding shareholders purchased 4,000,000 shares of the Company's authorized $.00l Par value treasury common stock at par value for cash of $4,000. This original stock offering was made pursuant to Section 4(2) of the Securities Act of 1933, as amended.

In April of 1999, the Company completed an offering of shares of common stock of the Company that was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and exempt from state registration pursuant to various state security transaction exemptions. The Company sold 618,750 shares of the Common Stock of the Company at a price of $.20 per share for a total amount raised of $123,750.00 to 32 unaffiliated shareholders of record. None of these shareholders may be construed as underwriters pursuing to, or in relation to Item 701(b) of Regulation S-B. The Company received cash in the amount of $96,650.00 and extinguished an existing liability in the amount of $27,500.00. The Company filed an original Form D with the Securities and Exchange Commission on or about April 5, 1999. As of April 7, 1999, the Company has 4,618,750 shares of common stock issued and outstanding held by 34 shareholders of record.

 Item 4.Description of Securities

A. Common Stock

(1)Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is non-cumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants or other convertible securities.

vi.  Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2)Potential Liabilities of Common Stockholders to State and Local Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues.

B. Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

C. Other Securities To Be Registered

The Company is not registering any security other than its common stock.

Item 5.Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    Part F/S

Item 1. Financial Statements

The following documents are filed as part of this report:

a)The Regency Group Limited, Inc.                      Page

    Report of James Slayton, CPA                       F-1

    Balance Sheet as of April 7, 1999                  F-2

    Statement of Operations for the period
    from February 1, 1999 through
    April 7, 1999                                      F-3

    Statement of Stockholder's Equity
    for the period from February 1, 1999
    through April 7, 1999                              F-4

    Statement of Cash Flows for the period
    from February 1, 1999 through
    April 7, 1999                                      F-5

    Notes to Financial Statements                      F-6,7

b)Interim Financial Statements (Unaudited)

    Balance Sheet as at September 30, 1999
    and April 7, 1999                                  F-8

    Statement of Operations for Three-Month
    Periods Ended September 30, 1999 and
    June 30, 1999, and the Period from
    February 1, 1999 (Date of Inception)
    to April 7, 1999                                   F-9

    Statement of Cash Flows for Three-Month
    Periods Ended September 30, 1999 and
    June 30, 1999, and the Period from
    February 1, 1999 (Date of Inception)
    to April 7, 1999                                   F-10

    Notes to Financial Statements                      F-11

    c)Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time

    d)Pro-forma Financial Information is not provided at this time as it is not applicable at this time

Item 2. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None -- Not Applicable.

                        The Regency Group Limited, Inc.
                         (A Development Stage Company)

                              FINANCIAL STATEMENTS
                                 April 7, 1999

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT                 1
BALANCE SHEET                                2
STATEMENT OF OPERATIONS                      3
STATEMENT OF STOCKHOLDERS' EQUITY            4
STATEMENT OF CASH FLOWS                      5
NOTES TO FINANCIAL STATEMENTS                6-7

James E. Slayton, CPA

3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333

                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                               April 22, 1999
The Regency Group Limited, Inc. (The Company)
Las Vegas, Nevada 89102

I have audited the Balance Sheet of The Regency Group Limited, Inc. (A Development Stage Company), as of April 7, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period February 1, 1999 (Date of Inception) to April 7, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Regency Group Limited, Inc., (A Development State Company), at April 7, 1999, and the results of its operations and cash flows for the period February 1, 1999 (Date of Inception) to April 7, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company has had limited operations and has not established a long term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ James E. Slayton, CPA

Ohio License ID# 04-1-15582

                        The Regency Group Limited, Inc.
                         (A Development Stage Company)

                                 BALANCE SHEET
                                     AS AT
                                 April 7, 1999

CURRENT ASSETS

Cash                                               $96,650.00
Other Current Assets                                     0.00
Total Current Assets                                96,650.00

PROPERTY AND EQUIPMENT

Computer Equipment (net of depreciation)                 0.00
Total Property and Equipment                             0.00

OTHER ASSETS

Organization Costs net of Amortization                   0.00
Total Other Assets                                       0.00

TOTAL ASSETS                                        96,650.00

LIABILITIES & EQUITY

CURRENT LIABILITIES

Accounts Payable                                        $0.00
Total Current Liabilities                                0.00

OTHER LIABILITIES

Other Liabilities                                        0.00
Total Other Liabilities                                  0.00

EQUITY

Capital Stock                                        4,619.00
Additional Paid in Capital                         123,131.00
Retained Earnings or (Deficit)                     (31,100.00)
Total Stockholders' Equity                          96,650.00

TOTAL LIABILITES & OWNER'S EQUITY                  $96,650.00

           See accompany notes to financial statements & audit report
                                      -2-

                        The Regency Group Limited, Inc.
                         (A Development Stage Company)

                            STATEMENT OF OPERATIONS
                                   FOR PERIOD
                                February 1, 1999
                              (Date of Inception)
                                       to
                                 April 7, 1999

REVENUE

Services                                                     0.00

COSTS AND EXPENSES

Selling, General and Administrative                     30,900.00
Organization Costs                                         200.00

Total Costs and Expenses                                31,100.00

Net Ordinary Income or (Loss)                          (31,100.00)

Weighted average number of common shares outstanding    4,618,750

Net Loss Per Share (Basic)                                  -0.01
Net Loss per Share (Diluted)                                -0.01

         See accompanying notes to financial statements & audit report
                                      -3-

                        The Regency Group Limited, Inc.
                         (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   FOR PERIOD
                                February 1, 1999
                              (Date of Inception),
                                       to
                                 April 7, 1999

                                                                   Deficit
                                                                   accumulated
                                                  Additional       during
                                                  paid-in          development
                       Shares       Amount        capital          stage

February 3, 1999
issued for cash        4,000,000    4,000.00             0.00

April 7, 1999
issued for cash          618,750      618.75                        123,131.25

Net loss
February 2, 1999
(inception)
to April 7, 1999                                                   (31,100.00)

Balance,
April 7, 1999          4,618,750   $4,618.75      $123,131.25      ($31,100.00)


         See accompanying notes to financial statements & audit report
                                      -4-

                        The Regency Group Limited, Inc.
                         (A Development Stage Company)

                            STATEMENT OF CASH FLOWS
                                   FOR PERIOD
                                February 1, 1999
                              (Date of Inception)
                                       to
                                 April 7, 1999

                                                      (Inception)
CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from customers                                0.00

Net Cash provided by Operating Activities                   0.00

Cash paid to suppliers and employees                   30,900.00

Cash disbursed for Operating Activities                30,900.00
Net cash flow provided by operating activities        (30,900.00)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of plant assets                                    0.00

Net cash used by investing activities                       0.00

 CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of Capital Stock                             127,750.00

Cash disbursed for organization costs                     200.00

Net cash provided by financing activities             127,750.00

Net increase (decrease) in cash                        96,650.00

April 7, 1999                                          96,650.00

       See accompanying notes to financial statements & audit report
                                      -5-

                        The Regency Group Limited, Inc.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
                                 April 7, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized February 1, 1999(Date of Inception) under the laws of the State of Nevada, as The Regency Group Limited, Inc. (The Company) has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

On February 3, 1999, the company issued 4,000,000 Shares of its $.00l Par value common stock for cash of $4,000.00.

In April of 1999, the Company completed a offering that was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933 as amended, and exemptions from state registration pursuant to various state security transaction exemptions. The Company sold 618,750 shares of Common Stock at a price of $.20 per share for a total amount raised of $123,750.00. The Company received cash in the amount of $96,650.00 and extinguished an existing liability in the amount of $27,500.00

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting polices and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.

2. Per SOP 98-5, the cost of organization, $200.00 , was expensed as incurred.

3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

5. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of deprecation.

6. The Company will review its need for a provision for federal income tax on a quarterly basis.

7. Cash and cash equivalents include highly liquid investments purchased with a remaining maturity of three months or less. Such investments are carried at cost, which approximates fair value, due to the short period of time until maturity.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Management anticipates that the Company's funds at the time of this filing will be sufficient to provide the Company's capital needs for the next approximately six (6) months to twelve (12) months. However, with no current source of regular revenue, it would be unlikely for the Company to continue as a going concern after that period without realization of additional capital. It is management's plan to seek additional capital through a State of Nevada registered public offering of securities pursuant to Chapter 90.490 of the Nevada revised statutes. . There can be no assurance, however, that the company would be able to raise any funds through such offering.

                        The Regency Group Limited, Inc.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
                                 April 7, 1999

NOTE 4- RELATED PARTY TRANSACTION

The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5- WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

                        The Regency Group Limited, Inc.
                         (A Development Stage Company)


                     Unaudited Interim Financial Statements
        for Three-Month Periods Ended September 30, 1999 and June 30, 1999,
                                      and
              the Period from February 1, 1999 (Date of Inception)
                                       to
                                 April 7, 1999

                        The Regency Group Limited, Inc.
                         (A Development Stage Company)

                                 BALANCE SHEET
                                  (unaudited)
                                     AS AT
                          September 30, 1999, June 30, 1999,
                                      and
                                 April 7, 1999


                       September 30 1999   June 30 1999   April 7 1999
ASSETS
CURRENT ASSETS
Cash                           $8,189.51     $45,685.79     $96,650.00
Other Current Assets               $0.00          $0.00          $0.00
Total Current Assets           $8,189.51     $45,685.79     $96,650.00

PROPERTY AND EQUIPMENT
Computer Equipment             $4,872.29      $5,128.73          $0.00
(Net of Depreciation)
Total Property and Equipment   $4,872.29      $5,128.73          $0.00

TOTAL ASSETS                  $13,061.80     $50,814.52     $96,650.00

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable                   $0.00          $0.00          $0.00
Total Current Liabilities          $0.00          $0.00          $0.00

OTHER LIABILITIES                  $0.00          $0.00          $0.00

EQUITY
Capital Stock                  $4,619.00      $4,619.00      $4,619.00
Additional Paid In Capital   $123,131.00    $123,131.00    $123,131.00
Retained Earnings (Deficit) ($114,688.20)   ($76,935.48)   ($31,100.00)
Total Stockholders' Equity    $13,061.80     $50,814.52     $96,650.00
TOTAL LIABILITIES AND OWNERS' $13,061.80     $50,814.52     $96,650.00
EQUITY
                 See accompanying Notes to Financial Statements
                                      -8-

                        The Regency Group Limited, Inc.
                         (A Development Stage Company)

                            STATEMENT OF OPERATIONS
                                  (unaudited)
       for Three-Month Periods Ended September 30, 1999 and June 30, 1999,
                                      and
              the Period from February 1, 1999 (Date of Inception)
                                       to
                                 April 7, 1999

                        Three Months       Three Months   February 1, 1999
                        Ending             Ending         (Date of Inception)
                        September 30,1999 June 30,1999    to April 7,1999
----------------------- ----------------- -------------   --------------------
REVENUE
Services                      $2,666.00         $0.00                $0.00

COSTS AND EXPENSES
Selling, General             $40,162.28    $51,230.48           $30,900.00
and Administrative
Depreciation                    $256.44         $0.00                $0.00
Organization Costs                $0.00         $0.00              $200.00
Total Costs and Expenses     $40,418.72    $51,230.48           $31,100.00
Net Ordinary Income (Loss)  ($37,752.72)  ($51,230.48)         ($31,100.00)
Weighted average number of
common shares outstanding     4,618,750     4,618,750            4,618,750

Net Loss Per Share (Basic)       ($0.01)       ($0.01)              ($0.01)
Net Loss Per Share (Diluted)     ($0.01)       ($0.01)              ($0.01)

                 See accompanying Notes to Financial Statements
                                      -9-

                        The Regency Group Limited, Inc.
                         (A Development Stage Company)

                            STATEMENT OF CASH FLOWS
                                  (unaudited)
         for Three-Month Periods Ended September 30, 1999 and June 30, 1999,
                                      and
              the Period from February 1, 1999 (Date of Inception)
                                       to
                                 April 7, 1999

                        Three Months       Three Months   February 1, 1999
                        Ending             Ending         (Date of Inception)
                        September 30, 1999 June 30, 1999  to April 7, 1999

CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from          $2,666.00             $0.00           $0.00
customers

Cash provided by            $2,666.00             $0.00           $0.00
Operating Activities

Cash paid to               $40,162.28        $51,230.48      $30,900.00
suppliers and employees
Cash disbursed for         $40,162.28        $51,230.48      $30,900.00
Operating Activities
Net Cash Flow used in     ($40,162.28)      ($51,230.48)    ($30,900.00)
Operating Activities

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant assets        $0.00         $5,128.73           $0.00
Net Cash Flow used by           $0.00        ($5,128.73)          $0.00
Investing Activities

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock       $0.00             $0.00     $127,750.00
Cash disbursed for              $0.00             $0.00        ($200.00)
organization costs
Net Cash provided               $0.00             $0.00     $127,550.00
by Financing Activities

Net increase (decrease)   ($37,496.28)      ($56,359.21)     $96,650.00
in cash
Cash balance at            $45,685.79       $102,045.00           $0.00
the beginning of period
Cash balance at             $8,189.51        $45,685.79      $96,650.00
the end of period

                 See accompanying Notes to Financial Statements
                                      -10-

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS
                               September 30, 1999

NOTE 1- HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized February 1, 1999(Date of Inception) under the laws of the State of Nevada, as The Regency Group Limited, Inc. (The Company) has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

On February 3, 1999, the company issued 4,000,000 Shares of its $.00l Par value common stock for cash of $4,000.00.

In April of 1999, the Company completed a offering that was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933 as amended, and exemptions from state registration pursuant to various state security transaction exemptions. The Company sold 618,750 shares of Common Stock at a price of $.20 per share for a total amount raised of $123,750.00. The Company received cash in the amount of $96,650.00 and extinguished an existing liability in the amount of $27,500.00

 NOTE 2- ACCOUNTING POLICIES AND PROCEDURES

Accounting polices and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.

2. Per SOP 98-5, the cost of organization, $200.00 , was expensed as incurred.

3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

5. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of deprecation.

6. The Company will review its need for a provision for federal income tax on a quarterly basis.

7. Cash and cash equivalents include highly liquid investments purchased with a remaining maturity of three months or less. Such investments are carried at cost, which approximates fair value, due to the short period of time until maturity.

NOTE 3- GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Management anticipates that the Company's funds as of September 30, 1999 will be sufficient to provide the Company's capital needs for the next approximately six (6) months to twelve (12) months. However, with no current regular source of regular revenue, it would be unlikely for the Company to continue as a going concern after that period without realization of additional capital. It is management's plan to seek additional capital through a State of Nevada registered public offering of securities pursuant to Chapter 90.490 of the Nevada revised statutes. . There can be no assurance, however, that the company would be able to raise any funds through such offering.

 NOTE 4- RELATED PARTY TRANSACTION

The Company neither owns nor leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

 NOTE 5- WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

                                    Part III

Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit
Number   Name and/or Identification of Exhibit

1.  Underwriting Agreement

    Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

    Not applicable

3.  Articles of Incorporation & By-Laws

(a)Articles of Incorporation of the Company filed February 1, 1999

(b)By-Laws of the Company adopted February 1, 1999

4.  Instruments Defining the Rights of Security Holders

    No instruments other than those included in Exhibit 3

5.  Opinion on Legality

    Not applicable

6.  No Exhibit Required

    Not applicable

7.  Opinion on Liquidation Preference

    Not applicable

8.  Opinion on Tax Matters

    Not applicable

9.  Voting Trust Agreement and Amendments

    Not applicable

10. Material Contracts

    Not applicable

11. Statement Re Computation of Per Share Earnings

    Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12. No Exhibit Required

    Not applicable

13. Annual or Quarterly Reports - Form 10-Q

    Not applicable

14. Material Foreign Patents

    None.  Not applicable

15. Letter on Unaudited Interim Financial Information

    Not applicable

16. Letter on Change in Certifying Accountant

    Not applicable

17. Letter on Director Resignation

    Not applicable

18. Letter on Change in Accounting Principles

    Not applicable

19. Reports Furnished to Security Holders

    Not applicable

20. Other Documents or Statements to Security Holders

    None - Not applicable

21. Subsidiaries of Small Business Issuer

    None - Not applicable

22. Published Report Regarding Matters Submitted to Vote of
    Security Holders

    Not applicable

23. Consent of Experts and Counsel

    Consents of independent public accountants

24. Power of Attorney

    Not applicable

25. Statement of Eligibility of Trustee

    Not applicable

26. Invitations for Competitive Bids

    Not applicable

27. Financial Data Schedule

    Financial Data Schedule of The Regency Group Limited, Inc. ending April 7, 1999

28. Information from Reports Furnished to State Insurance
    Regulatory Authorities

    Not applicable

29. Additional Exhibits

    Not applicable

Item 2.Description of Exhibits

Exhibit
Number   Name and/or Identification of Exhibit

1.  Underwriting Agreement

    Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

    Not applicable

3.  Articles of Incorporation & By-Laws

(a)Articles of Incorporation of the Company filed February 1, 1999

(b)By-Laws of the Company adopted February 1, 1999

4.  Instruments Defining the Rights of Security Holders

    No instruments other than those included in Exhibit 3

5.  Opinion on Legality

    Not applicable

6.  No Exhibit Required

    Not applicable

7.  Opinion on Liquidation Preference

    Not applicable

8.  Opinion on Tax Matters

    Not applicable

9.  Voting Trust Agreement and Amendments

    Not applicable

10. Material Contracts

    Not applicable

11. Statement Re Computation of Per Share Earnings

    Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12. No Exhibit Required

    Not applicable

13. Annual or Quarterly Reports - Form 10-Q

    Not applicable

14. Material Foreign Patents

    None.  Not applicable

15. Letter on Unaudited Interim Financial Information

    Not applicable

16. Letter on Change in Certifying Accountant

    Not applicable

17. Letter on Director Resignation

    Not applicable

18. Letter on Change in Accounting Principles

    Not applicable

19. Reports Furnished to Security Holders

    Not applicable

20. Other Documents or Statements to Security Holders

    None - Not applicable

21. Subsidiaries of Small Business Issuer

    None - Not applicable

22. Published Report Regarding Matters Submitted to Vote of
    Security Holders

    Not applicable

23. Consent of Experts and Counsel

    Consents of independent public accountants

24. Power of Attorney

    Not applicable

25. Statement of Eligibility of Trustee

    Not applicable

26. Invitations for Competitive Bids

    Not applicable

27. Financial Data Schedule

    Financial Data Schedule of The Regency Group Limited, Inc. ending April 7, 1999

28. Information from Reports Furnished to State Insurance
    Regulatory Authorities

    Not applicable

29. Additional Exhibits

    Not applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

__________________The Regency Group Limited, Inc.__________________

 (Registrant)

Date: June 29, 1999


By:/s/ H. Steven Bonenberger

  H. Steven Bonenberger, President and Chief Executive Officer

By:/s/ Merrill Moses

  Merrill Moses, Vice-President

By:/s/ Kathy Hedlund

  Kathy Hedlund, Secretary and Treasurer